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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                               Amendment No. 4 to
                                 SCHEDULE 14D-9
       Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                ----------------

                              CAREERBUILDER, INC.
                           (Name of Subject Company)

                              CAREERBUILDER, INC.
                      (Name of Person(s) filing Statement)

                         Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   141684100
                     (CUSIP Number of Class of Securities)

                                ----------------

                               Robert J. McGovern
                     President and Chief Executive Officer
                              CareerBuilder, Inc.
                        10780 Parkridge Blvd., Suite 200
                             Reston, Virginia 20191
                                 (703) 259-5500
 (Name, address and telephone number of person authorized to receive notice and communications
                  on behalf of the person(s) filing statement)
                                With a copy to:

                             Donald L. Toker, Esq.
                               Hale and Dorr LLP
                         1455 Pennsylvania Avenue, N.W.
                              Washington, DC 20004
                                 (202) 942-8400

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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This Amendment No. 4 to the Solicitation and Recommendation Statement on
Schedule 14D-9 amends and supplements the Solicitation and Recommendation Statement on Schedule 14D-9 originally filed on July 25, 2000, as amended by Amendments Nos. 1, 2 and 3 thereto (as amended, the "Schedule 14D-9") by CareerBuilder, Inc., a Delaware corporation (the "Company"), relating to a tender offer by CB Acquisition Corp. ("Purchaser"), a Delaware Corporation and a wholly-owned subsidiary of Career Holdings, Inc., a Delaware corporation ("Career Holdings"), disclosed in a tender offer statement on Schedule TO dated July 25, 2000 and as amended from time to time (the "Schedule TO"), to purchase all outstanding shares of common stock of the Company (the "Shares") at a price of $8.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2000 and as amended from time to time (the "Offer to Purchase") and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

     The Company hereby amends and supplements the Schedule 14D-9 as follows:

Item 8. Additional Information

     Item 8 is hereby amended and supplemented as follows:

     "On August 16, 2000, CareerBuilder and Career Holdings issued a joint press release announcing the waiting period under the HSR Act had expired. Early termination or expiration of the waiting period under the HSR Act was a condition to the Offer, and such condition has now been satisfied. A copy of the text of the joint press release is filed herewith as Exhibit (a)(12) and incorporated herein by reference."

Item 9. Exhibits

     Item 9 is hereby amended and supplemented by the addition of the following exhibit hereto:

     (a)(12) Text of press release issued by CareerBuilder and Caeer Holdings dated August 16, 2000 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         CareerBuilder, Inc.

                                         By:    /s/ James A. Tholen
                                             ---------------------------------
                                         Name:  James A. Tholen
                                         Title: Senior Vice President and
                                                Chief Financial Officer


Date: August 16, 2000
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                                 EXHIBIT INDEX


     (a)(12) Text of press release issued by CareerBuilder and Career Holdings dated August 16, 2000 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).